UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*
Advanced BioEnergy, LLC

(Name of Issuer)
Membership Units

(Title of Class of Securities)
Not Applicable

(CUSIP Number)
Richard R. Peterson, 10201 Wayzata Boulevard, Suite 250, Minneapolis, Minnesota 55305

(763) 226-2701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 5, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	N/A

1	NAMES OF REPORTING PERSONS: John E. Lovegrove I.R.S. Identification Nos. of above persons (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America.

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		237,800*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		63,000

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

237,800*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.34%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Of the 237,800 units of membership interest (“Units”) reported in this Schedule 13D, 38,000 are owned by John E. Lovegrove, 25,000 are owned jointly by John E. Lovegrove and his spouse, 15,000 are owned by Keith E. Spohn, 25,000 are owned jointly by Keith E. Spohn and his spouse, 53,900 are owned by a trust created by Thomas A. Ravencroft, 69,500 are owned by Troy L. Otte and 11,400 are owned by Richard R. Peterson. Except with respect to the Voting Agreement described below, each Reporting Person disclaims any beneficial ownership of any Units beneficially owned by any other Reporting Person or by Ethanol Investment Partners, LLC (“EIP”), Hawkeye Energy Holdings, LLC (“Hawkeye”) or South Dakota Wheat Growers Association (“SDWG”).
Each of the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”), effective August 28, 2009, by and among EIP, Advanced BioEnergy, LLC (“ABE”), Hawkeye (and each of Hawkeye and EIP, an “Investor”) and SDWG (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). The Voting Agreement Parties are obligated to nominate for election, recommend to ABE’s members the election of, and vote all units of membership interest of ABE held by such Voting Agreement Parties for the Designees as members of the board of directors of ABE. The Voting Agreement is attached as Exhibit B to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on September 8, 2009.
In entering into the Voting Agreement, the Voting Agreement Parties agreed to act together for the purpose of voting their respective units of membership interest of ABE, and as a result, the Voting Agreement Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote with the other Voting Agreement Parties for the sole purpose of nominating and electing the Designees. Accordingly, the 237,800 Units reported in this Schedule 13D does not include units of membership interest of ABE owned by EIP, Hawkeye or SDWG. This Schedule 13D only reports information on the Reporting Persons identified in Item 2 of this Schedule 13D.
** Based on 17,753,692 units of membership interest outstanding as of October 5, 2009.

CUSIP No.	N/A

1	NAMES OF REPORTING PERSONS: Richard R. Peterson I.R.S. Identification Nos. of above persons (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America.

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		237,800*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,400

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

237,800*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.34%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Of the 237,800 units of membership interest (“Units”) reported in this Schedule 13D, 38,000 are owned by John E. Lovegrove, 25,000 are owned jointly by John E. Lovegrove and his spouse, 15,000 are owned by Keith E. Spohn, 25,000 are owned jointly by Keith E. Spohn and his spouse, 53,900 are owned by a trust created by Thomas A. Ravencroft, 69,500 are owned by Troy L. Otte and 11,400 are owned by Richard R. Peterson. Except with respect to the Voting Agreement described below, each Reporting Person disclaims any beneficial ownership of any Units beneficially owned by any other Reporting Person or by Ethanol Investment Partners, LLC (“EIP”), Hawkeye Energy Holdings, LLC (“Hawkeye”) or South Dakota Wheat Growers Association (“SDWG”).
Each of the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”), effective August 28, 2009, by and among EIP, Advanced BioEnergy, LLC (“ABE”), Hawkeye (and each of Hawkeye and EIP, an “Investor”) and SDWG (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “ CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). The Voting Agreement Parties are obligated to nominate for election, recommend to ABE’s members the election of, and vote all units of membership interest of ABE held by such Voting Agreement Parties for the Designees as members of the board of directors of ABE. The Voting Agreement is attached as Exhibit B to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on September 8, 2009.
In entering into the Voting Agreement, the Voting Agreement Parties agreed to act together for the purpose of voting their respective units of membership interest of ABE, and as a result, the Voting Agreement Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote with the other Voting Agreement Parties for the sole purpose of nominating and electing the Designees. Accordingly, the 237,800 Units reported in this Schedule 13D does not include units of membership interest of ABE owned by EIP, Hawkeye or SDWG. This Schedule 13D only reports information on the Reporting Persons identified in Item 2 of this Schedule 13D.
** Based on 17,753,692 units of membership interest outstanding as of October 5, 2009.

CUSIP No.	N/A

1	NAMES OF REPORTING PERSONS: Troy L. Otte I.R.S. Identification Nos. of above persons (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America.

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		237,800*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		69,500

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

237,800*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.34%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Of the 237,800 units of membership interest (“Units”) reported in this Schedule 13D, 38,000 are owned by John E. Lovegrove, 25,000 are owned jointly by John E. Lovegrove and his spouse, 15,000 are owned by Keith E. Spohn, 25,000 are owned jointly by Keith E. Spohn and his spouse, 53,900 are owned by a trust created by Thomas A. Ravencroft, 69,500 are owned by Troy L. Otte and 11,400 are owned by Richard R. Peterson. Except with respect to the Voting Agreement described below, each Reporting Person disclaims any beneficial ownership of any Units beneficially owned by any other Reporting Person or by Ethanol Investment Partners, LLC (“EIP”), Hawkeye Energy Holdings, LLC (“Hawkeye”) or South Dakota Wheat Growers Association (“SDWG”).
Each of the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”), effective August 28, 2009, by and among EIP, Advanced BioEnergy, LLC (“ABE”), Hawkeye (and each of Hawkeye and EIP, an “Investor”) and SDWG (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “ CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). The Voting Agreement Parties are obligated to nominate for election, recommend to ABE’s members the election of, and vote all units of membership interest of ABE held by such Voting Agreement Parties for the Designees as members of the board of directors of ABE. The Voting Agreement is attached as Exhibit B to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on September 8, 2009.
In entering into the Voting Agreement, the Voting Agreement Parties agreed to act together for the purpose of voting their respective units of membership interest of ABE, and as a result, the Voting Agreement Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote with the other Voting Agreement Parties for the sole purpose of nominating and electing the Designees. Accordingly, the 237,800 Units reported in this Schedule 13D does not include units of membership interest of ABE owned by EIP, Hawkeye or SDWG. This Schedule 13D only reports information on the Reporting Persons identified in Item 2 of this Schedule 13D.
** Based on 17,753,692 units of membership interest outstanding as of October 5, 2009.

CUSIP No.	N/A

1	NAMES OF REPORTING PERSONS: Keith A. Spohn I.R.S. Identification Nos. of above persons (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America.

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		237,800*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		40,000

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

237,800*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.34%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Of the 237,800 units of membership interest (“Units”) reported in this Schedule 13D, 38,000 are owned by John E. Lovegrove, 25,000 are owned jointly by John E. Lovegrove and his spouse, 15,000 are owned by Keith E. Spohn, 25,000 are owned jointly by Keith E. Spohn and his spouse, 53,900 are owned by a trust created by Thomas A. Ravencroft, 69,500 are owned by Troy L. Otte and 11,400 are owned by Richard R. Peterson. Except with respect to the Voting Agreement described below, each Reporting Person disclaims any beneficial ownership of any Units beneficially owned by any other Reporting Person or by Ethanol Investment Partners, LLC (“EIP”), Hawkeye Energy Holdings, LLC (“Hawkeye”) or South Dakota Wheat Growers Association (“SDWG”).
Each of the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”), effective August 28, 2009, by and among EIP, Advanced BioEnergy, LLC (“ABE”), Hawkeye (and each of Hawkeye and EIP, an “Investor”) and SDWG (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “ CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the A BE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). The Voting Agreement Parties are obligated to nominate for election, recommend to ABE’s members the election of, and vote all units of membership interest of ABE held by such Voting Agreement Parties for the Designees as members of the board of directors of ABE. The Voting Agreement is attached as Exhibit B to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on September 8, 2009.
In entering into the Voting Agreement, the Voting Agreement Parties agreed to act together for the purpose of voting their respective units of membership interest of ABE, and as a result, the Voting Agreement Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote with the other Voting Agreement Parties for the sole purpose of nominating and electing the Designees. Accordingly, the 237,800 Units reported in this Schedule 13D does not include units of membership interest of ABE owned by EIP, Hawkeye or SDWG. This Schedule 13D only reports information on the Reporting Persons identified in Item 2 of this Schedule 13D.
** Based on 17,753,692 units of membership interest outstanding as of October 5, 2009.

CUSIP No.	N/A

1	NAMES OF REPORTING PERSONS: Thomas A. Ravencroft I.R.S. Identification Nos. of above persons (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America.

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		237,800*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		53,900

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

237,800*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.34%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Of the 237,800 units of membership interest (“Units”) reported in this Schedule 13D, 38,000 are owned by John E. Lovegrove, 25,000 are owned jointly by John E. Lovegrove and his spouse, 15,000 are owned by Keith E. Spohn, 25,000 are owned jointly by Keith E. Spohn and his spouse, 53,900 are owned by a trust created by Thomas A. Ravencroft, 69,500 are owned by Troy L. Otte and 11,400 are owned by Richard R. Peterson. Except with respect to the Voting Agreement described below, each Reporting Person disclaims any beneficial ownership of any Units beneficially owned by any other Reporting Person or by Ethanol Investment Partners, LLC (“EIP”), Hawkeye Energy Holdings, LLC (“Hawkeye”) or South Dakota Wheat Growers Association (“SDWG”).
Each of the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”), effective August 28, 2009, by and among EIP, Advanced BioEnergy, LLC (“ABE”), Hawkeye (and each of Hawkeye and EIP, an “Investor”) and SDWG (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “ CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). The Voting Agreement Parties are obligated to nominate for election, recommend to ABE’s members the election of, and vote all units of membership interest of ABE held by such Voting Agreement Parties for the Designees as members of the board of directors of ABE. The Voting Agreement is attached as Exhibit B to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on September 8, 2009.
In entering into the Voting Agreement, the Voting Agreement Parties agreed to act together for the purpose of voting their respective units of membership interest of ABE, and as a result, the Voting Agreement Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote with the other Voting Agreement Parties for the sole purpose of nominating and electing the Designees. Accordingly, the 237,800 Units reported in this Schedule 13D does not include units of membership interest of ABE owned by EIP, Hawkeye or SDWG. This Schedule 13D only reports information on the Reporting Persons identified in Item 2 of this Schedule 13D.
** Based on 17,753,692 units of membership interest outstanding as of October 5, 2009.

Explanatory Note
     This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission on September 8, 2009 (the “Original 13D”) by the Reporting Persons. This Amendment No. 1 is being filed by the Reporting Persons to reflect the acquisition by Hawkeye Energy Holdings, LLC (“Hawkeye”) of 1,133,333 additional Units in ABE on September 23, 2009 pursuant to that certain subscription agreement dated September 17, 2009, and the acquisition of 1,770,397 additional Units in ABE through October 5, 2009 by various accredited investors, including Ethanol Investment Partners, LLC (“EIP”). The Reporting Persons, EIP, Hawkeye and South Dakota Wheat Growers Association (“SDWG”) may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934 as a result of entering into the Voting Agreement described in more detail in the footnotes to the cover pages of this Amendment No. 1. The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote with the other parties to the Voting Agreement solely as provided therein.
Item
2. Identity and Background
     Item 2 is hereby supplemented as follows:
     As reported on a Current Report of Advanced BioEnergy, LLC (“ABE”) on Form 8-K, filed with the SEC on September 24, 2009, Revis L. Stephenson III resigned from the Board of Directors of ABE effective September 18, 2009. As a result, Mr. Stephenson is no longer subject to the Voting Agreement and is therefore no longer a Reporting Person.
Item
3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended and restated to read in its entirety as follows:
On October 5, 2009, John Lovegrove, Troy Otte, Thomas Ravencroft and Keith Spohn (the “Acquiring Directors”) paid $30,000, $52,500, $52,500 and $30,000, respectively, to acquire 20,000, 35,000, 35,000 and 20,000 Units, respectively, of ABE. The funds used by the Acquiring Directors to purchase such Units came from each such Acquiring Director’s personal funds.
With respect to the Reporting Persons who are not Acquiring Directors, this report on Schedule 13D is being filed solely by reason of the Reporting Persons becoming parties to the Voting Agreement and not by reason of the parties making any purchases of Units. Each Reporting Person that is not an Acquiring Director separately acquired all of his Units prior to entering into the Voting Agreement and entered into the Voting Agreement as a condition to Hawkeye purchasing Units of ABE.
Item
4. Purpose of Transaction
     Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons entered into a Voting Agreement (the “Voting Agreement”), effective August 28, 2009, by and among EIP, ABE, Hawkeye (each of Hawkeye and EIP, an “Investor”), SDWG, and certain of the directors of ABE (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). The Voting Agreement Parties are obligated to nominate for election, recommend to its members the election of, and vote all units of membership interest of ABE held by such parties for the Designees as members of the board of directors of ABE. The Voting Agreement is attached as Exhibit B to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on September 8, 2009.
The Reporting Persons have no agreements with each other with respect to the voting of their Units, except as provided in the Voting Agreement, or with respect to the disposition of their Units. While the Reporting Persons may be deemed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, the Reporting Persons do not expressly affirm membership in a group and the Reporting Persons will vote with the other Voting Agreement Parties for the sole purpose of nominating and electing directors.
The Acquiring Directors acquired the additional Units reported herein for investment purposes. Each of the Acquiring Directors from time to time intend to review their investments in ABE on the basis of various factors, including ABE’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Units of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, the Acquiring Directors will take such actions in the future as they may individually deem appropriate in light of the circumstances existing, from time to time, which may include taking one or more of the actions specified in clauses (a) — (j) of Item 4 of Schedule 13D.
Except as expressly set forth in this Item 4, none of the Acquiring Directors currently has any additional plans or proposals that relate to or would result in any of the actions specified in claims (a) — (j) of Item 4 of Schedule 13D. Except to the extent specifically prohibited by the Voting Agreement, the Acquiring Directors reserve the right, in light of their ongoing evaluation of ABE’s financial condition, business, operations and prospects, the market price of the Units, conditions in the securities markets generally, general economic and industry conditions, their business objectives and other relevant factors, to change their plans and intentions and to take any action at any time as they may individually deem appropriate.

Item
5. Interest in Securities of the Issuer
     Item 5(c) is hereby amended and restated in its entirety as follows:
(c)	The Acquiring Directors acquired an aggregate of 110,000 Units of ABE on October 5, 2009. There have been no other acquisitions of ABE securities by the Reporting Persons within the past 60 days. The responses to Items 3 and 4 of this Schedule 13D, as amended by Amendment 1 are incorporated herein.
     Item 5(e) is hereby amended and restated in its entirety as follows:
(e) The Voting Agreement Parties beneficially own approximately 49.72% of the Units. The Reporting Persons own less than 5% of the Units.
Item
7. Material to Be Filed as Exhibits
     Exhibit A. Joint Filing Agreement.
[signatures on following page]

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
October 14, 2009

Date

/s/ Richard R. Peterson Signature

Richard R. Peterson, Chief Executive Officer, President, Chief Financial Officer and Director
Name/Title

Exhibit A
     The undersigned hereby agree to file a joint Schedule 13D with respect to the interests of the undersigned in Advanced BioEnergy, LLC. and that the Schedule 13D to which this Exhibit A is attached has been filed on behalf of each of the undersigned.
October 9, 2009

By:	/s/ John E. Lovegrove John E. Lovegrove

By:	/s/ Richard R. Peterson Richard R. Peterson

By:	/s/ Troy L. Otte Troy L. Otte

By:	/s/ Keith E. Spohn Keith E. Spohn

By:	/s/ Thomas A. Ravencroft Thomas A. Ravencroft